SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
CNG STORAGE SERVICE COMPANY                  :             MASTER
CNG ENERGY SERVICES CORPORATION              :          CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 9
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        April 1, 1998
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :        June 30, 1998
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8447, 70-8577, 70-8621,         :
          70-8631, 70-8853 and 70-8883       :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are attached as exhibits to Part
A and Part B respectively, as appropriate.

	CNG Energy Services Corporation ("Energy Services"), formerly a wholly-owned subsidiary of CNG, was a party in various proceedings pursuant to which Rule 24 reporting is required. CNG, pursuant to the authorization in HCAR No. 26900, dated July 29, 1998, sold all of the outstanding shares of common stock of Energy Services to Sempra Energy on July 31, 1998. CNG will make all future reporting of Energy Services under Rule 24 on its behalf. All direct subsidiaries of Energy Services have become direct subsidiaries of CNG. Those subsidiaries of CNG which succeed to prior authorizations granted Energy Services succeed to the Rule 24 reporting requirements of such respective prior authorizations.

PART A

EXTERNAL FINANCING BY CONSOLIDATED:

File No. 8667:

1.	Sale of CNG Common Stock.

	Consolidated issued and sold the following shares of common stock during the quarter:
                                           Shares        Amount
                                          ________    ____________

		Employee benefit plans             177,161     $ 8,358,469
		Dividend reinvestment plan               0               0
                                           _______     ___________

            Total                          177,161     $ 8,358,469
                                           =======     ===========
2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $493,200,000 principal amount. There was $384,200,000 principal amount of commercial paper outstanding on June 30, 1998.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	Consolidated did not issue and sell any long term debt during this quarter.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses. The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as exhibits to the quarterly certificates filed in this proceeding.


a. Sales of Capital Stock to Consolidated by Subsidiaries.

	   No transactions occurred during the reporting period.

	b. Long-term debt transactions occurring during the period.

	   No transactions occurred during the reporting period.
c. Guarantees

	   There were no guarantees made by CNG during the reporting period.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.

PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $405,808         $308,446         $507,129         $207,125




Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co. $   ($153,413)     $173,861      $121,779  ($101,331)
The Peoples Natural
  Gas Company               (23,905)       47,050        42,470    (19,325)
Hope Gas, Inc.               (4,435)       20,528        23,135     (7,042)
Virginia Natural Gas, Inc.  (22,000)       31,505        30,655    (21,150)
CNG Transmission Corp.       48,090       115,325       122,665     40,750
Consolidated System
    LNG Company              16,340           235           610     15,965
CNG Iroquois                  4,640         1,170           495      5,315
CNG Producing Company        18,500        95,640       110,630      3,510
CNG Coal Company              3,225            20            40      3,205
CNG Pipeline Co.              1,235           230           330      1,135
CNG Energy Services         (33,405)      130,966       143,287    (45,726)
CNG Storage Services Co.      3,930           610           760      3,780
CNG Power Co.                19,070        11,610         7,480     23,200
CNG Power  - Cogen.              70             0             0         70
CNG Power  - Cogen. Dev.     (1,200)            0             0     (1,200)
Lakewood 6680                   360            10            10        360
Lakewood 7909                 9,605             0             0      9,605
CNG Research Company            260             0           220         40
Consolidated Natural Gas
  Service Company, Inc.      (5,370)       31,475        33,837     (7,732)
CNG Power Services Corp.        600        36,470        35,160      1,910
CNG Retail Corp.            (13,710)       25,450        26,830    (15,090)
CNG Market Center Services      200           500           130        570
CNG Products & Services      (8,165)        8,530         1,670     (1,305)
CNG International Corp.    (150,220)      100,065         4,356    (54,511)
CNG Main Pass Gas           (19,951)            0         2,142    (22,093)
CNG Main Pass Oil           (13,284)            0           187    (13,471)

File No. 70-7508:

	By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also in such order, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.

	CNGF is an inactive corporation and has engaged in no business transactions to date.


File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation

("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively. The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001. The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the application-declaration and the Orders.

(1) Transmission purchased no shares of common stock during the quarter. As of June 30, 1998, CNGI had 2,394 shares of common stock outstanding.

(2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of June 30, 1998.

(3) CNGI's total investment in Iroquois was $34,990,457 as of June 30, 1998.

(4) A cash distribution of $1,600,000 was received from Iroquois during this quarter (which would represent CNGI's share from the partnership distribution).

File No. 70-8447:

	By Order dated October 21, 1994, HCAR No. 26148, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing is provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

		CNGMC owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG
Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).
The other 50% general partnership interest is owned by Sabine Hub Services
Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)  Financial Statements.

	The balance sheet and income statement of CNGMC for the reporting period are filed as Exhibits 8447A and 8447B.

	(ii)  Description of CNGMC Activities for the Period.

	The CNG/Sabine Center began operations on November 1, 1994. Since its inception, the number of customers and volumes has increased. The Center has had throughput exceeding 1,000,000 dekatherms per day and peak-day throughput of about 1,500,000 dekatherms. For this reporting period the Center's transactions consisted of transmission or wheeling, loaning;
parking, and intra-hub or title transfer services. Most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

                                                     Exhibit 8447A



CNG Market Center Services, Inc.
Balance Sheet
June 30, 1998(1)

Assets
______
Cash                                                       5,401
Accounts Receivable                                      572,663
Investments at Cost                                      686,772
			                                           __________
Total Assets                                          $1,264,836
						         ==========
Stockholder's Equity & Liabilities
_________________________________

Capitalization
	Common stock		          $  100,000
	Retained earnings                                    714,153
                                                      __________
Total common stockholder's equity				           814,153
Total current liabilities				           443,683
Deferred income taxes					            7,000
		           __________
Total liabilities and stockholder's equity    $1,264,836
                                              ==========

(1) This balance sheet has not been audited by the Company's independent auditors.

Exhibit 8447B


CNG Market Center Services, Inc.
Income Statement
For the Six Months Ended June 30, 1998(1)




Total operating revenues	             $  --
Total operating expenses	               19,495
					          _________
Operating income before taxes	              (19,495)

Total estimated income taxes	                7,000
					          _________
Operating income				           (26,495)
Other income					           60,294
Interest charges	             20,300
		          _________
	Net income	           $ 13,499
		          =========
(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed herewith as Exhibit 8577A are financial statements of CNGP&S.

1. Description of Revenues.

	Revenues from CNGP&S for the three months through June 30, 1998 are $1,333,961. The principal Customers Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus Program.

2. State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3. Services Provided by Affiliates to CNGP&S.

	See the income statement in Exhibit 8577A.

       15                                                     Exhibit 8577A
CNG Products and Services, Inc.
Balance Sheet
As of June 30, 1998


Assets
______

Investment in Subsidiary Company, at equity            1,856,405

Current assets
     Cash and temporary cash investments                  24,510
     Accounts receivable                               1,570,690
     Accounts receivable - Affiliates                  2,293,785
                                                      __________

          Total current assets                         3,888,985

Other Investments                                        250,000
Deferred income taxes                                    250,000
                                                      __________

          Total assets                               $ 6,245,390
                                                      ==========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
     Common stock                                  $   3,990,000
     Retained Earnings                                (1,262,784)
                                                     ___________

          Total common stockholders' equity            2,727,216

Current liabilities
     Accounts payable                                $    34,433
     Accounts payable - Affiliates                     1,559,815
     Accrued Taxes                                     1,053,159
     Other current liabilities                           599,284
                                                      __________

          Total current liabilities                    3,246,691
                                                      __________

Deferred credits                                         271,483
                                                      __________

          Total stockholders' equity and liabilities $ 6,245,390
                                                     ===========


       16                                                     Exhibit 8577A
                                                            Continued

CNG Products and Services, Inc.
Income Statement
Three Months and Six Months to
June 30, 1998


                                          Three Months       Six Months
                                           to June 30        to June 30
                                          ____________       __________

Operating Income:
    Service line protection                $1,333,961        $2,568,506
    Appliance warranty                         32,552            64,931
    Carbon monoxide detectors                     517            19,395
    Other                                      (3,001)           (2,516)
                                           __________        __________

    Total Operating Income                  1,364,029         2,650,316
                                           __________        __________

Operating Expense:
   Services from Affiliates:
     Peoples Natural Gas                       16,033            26,033

   Other operating expenses                 1,322,875         2,678,924
   Maintenance                                    -                 250
   Depreciation and amortization                 (693)               -
   Taxes other than income                     11,803            23,070
                                           __________        __________

      Subtotal                              1,350,018         2,728,277
                                           __________        __________

      Operating income before income taxes     14,011           (77,961)

Income taxes                                  (16,000)         (110,000)
                                           __________        __________

      Operating income                         30,011            32,039
                                           __________        __________

Other Income
    Equity in earnings of subsidiary           (3,000)           (7,000)
                                            _________        __________

Interest expense                               41,723           212,237
                                           __________        __________

      Net income (loss)                     ($ 14,712)       ( $187,198)
                                           ==========        ==========

File No. 70-8621:

	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.

	Energy Services until its sale by CNG on July 31, 1998 had the following investments in nonaffiliated entities:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Energy Services' special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of June 30, 1998, Energy Services has invested $19,167,543 in CNG Main Pass Gathering Corporation.

		(2).  MAIN PASS OIL GATHERING SYSTEM

	As of June 30, 1998, Energy Services has invested $14,844,571 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Energy Services' special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued, by CNG for the account of Energy Services or by Energy Services for any of its subsidiaries, for any of the investments with nonaffiliates authorized and reported in this proceeding.
File No. 70-8631:

	By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy Arbitrage"). CNG Energy Arbitrage was to, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-be-formed Delaware partnership. The other general partners were to be Noverco Energy Services (U.S.) Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.) Inc., a wholly-owned subsidiary of Hydro-Quebec.

	Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic
United States. Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.

	To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number. A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.

File No. 70-8853:

		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.

	During the quarter, CNG entered into no new guarantee agreements on behalf of Power Services.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services may acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail is filed as Exhibit 8883A hereto.

2.  Source of Revenues.

	See the last paragraph on page 2 of this filing. In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC on April 27, 1998 is filed as Exhibit 8883B hereto.

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

       22                                                   Exhibit 8883A
CNG Retail Services Corporation
Balance Sheet
As of June 30, 1998


Assets
______

Property, Plant and Equipment                       $12,905,727
Accumulated depreciation and amortization            (1,509,044)
                                                    ___________
           Net property, plant and equipment         11,396,683

Current assets
Cash and temporary cash investments                     527,230
    Accounts Receivable                               7,167,748
    Receivables - affiliates                          3,064,499
    Gas stored - current                              6,994,259
    Prepayments and other current assets                549,907
                                                     __________
           Total current assets                      18,303,643
                                                     __________
Deferred charges                                      1,735,879

           Total assets                             $31,436,205
                                                    ===========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
    Common stock                                    $ 6,000,000
    Retained earnings                                (1,420,907)
                                                    ___________
           Total common stockholders' equity          4,579,093

Current liabilities
    Accounts payable                                    479,026
    Payables to affilated companies                  25,274,665
    Taxes accrued                                       947,638
    Other current liabilities                           158,783
                                                    ___________
           Total current liabilities                 26,860,112
                                                    ___________
Deferred income taxes                                    (3,000)
                                                    ___________
           Total stockholders' equity
                     and liabilities                $31,436,205
                                                    ===========



       23                                                     Exhibit 8883A
                                                              Continued



CNG Retail Services Corporation
Income Statement
Three Months and Six Months to
June 30, 1998


                                         Three Months      Six Months
                                          to June 30       to June 30
                                         ____________      __________


Operating Revenues
    Gas sales                             $16,551,178      $52,171,343
    Electricity Sales                       1,515,003        2,638,898
                                          ___________      ___________
        Total operating revenues           18,066,181       54,810,241

Operating Expenses
    Purchased gas                          14,150,965       46,646,697
    Other purchased products                1,092,649        2,329,405
    Operation expense                       1,231,387        2,650,666
    Maintenance                                17,511           24,694
    Depreciation and amortization             645,764        1,264,531
    Taxes, other than income taxes             10,913           23,708
                                          ___________      ___________
        Subtotal                           17,149,189       52,939,701

        Operating income before
           income taxes                       916,992        1,870,540

Income taxes                                  347,488          729,138
                                          ___________      ___________
    Operating income                          569,504        1,141,402
                                          ___________      ___________

Interest revenues                                 -             45,264

Interest expense                              180,472          251,692
                                          ___________      ___________
    Net income                            $   388,633      $   934,575
                                          ===========      ===========


       24                                                     Exhibit 8883B

Attachment 1
CNG RETAIL SERVICES CORPORATION
Summary of Transaction Activity
For Quarter Ending June 30, 1998

Purchases
                                                Delivery       Nature of
Company                 Total MWh    Price      Point          Service

CNG Power Svcs.           45,489     $18.20-     ECAR           Firm
                                     $26.30

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


			 CONSOLIDATED NATURAL GAS COMPANY
                                    (For itself and with respect to
			  CNG Energy Services Corporation)
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 31st day
of August, 1998